FOR IMMEDIATE RELEASE                                                  EXHIBIT 1

NOVEMBER 15, 1999


         NDC AUTOMATION AND PORTEC ANNOUNCE TERMINATION OF MERGER AGREEMENT


NDC Automation, Inc. (OTC Bulletin Board "AGVS") ("NDCA") and Portec, Inc. ("PORTEC") today jointly announced the termination of their Agreement and Plan of Merger dated as of September 13, 1999. As a result of this termination, NDCA will continue as a public company and will not be acquired by PORTEC.

Lawrence Weber, Chief Executive Officer of PORTEC stated: "We are disappointed that the Merger will not proceed. We have determined that the underlying business rationale for the Merger no longer exists. Therefore, in accordance with the Merger Agreement's terms and conditions we have requested termination of the Agreement. In spite of this, we think NDCA has a fine management team and interesting prospects and we intend to explore alternative ways of working together in the automated guided vehicle business."

Commenting on this development, Ralph Dollander, Chief Executive Officer of NDCA stated: "Although we are disappointed by this setback, we are most encouraged by the positive business events we have announced recently and are excited about the future of NDCA. We will continue to actively pursue new business combinations and additional financing to allow us to develop strategic markets for our products and technology."

Mr. Dollander also stated that PORTEC has agreed to reimburse NDCA for $75,000 in merger related expenses and that J Richard Industries LP, PORTEC's parent, is purchasing 133,000 newly issued common shares of NDCA for $50,000, which amount will increase NDCA's working capital. The new shares will be restricted shares, meaning that they cannot be resold unless registered under applicable securities laws or pursuant to an exemption from registration.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES AND EXCHANGE ACT OF 1934. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

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NDCA provides an integrated package of controls technology and related products to be incorporated into and used to control Automatic Guided Vehicle Systems
(AGVS). The Company also provides turnkey AGVS solutions to end-users and to system integrators. NDCA's controls hardware and software are designed for optimal flexibility and accuracy and are well suited for a broad range of vehicle types.
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For further information contact:       Ralph Dollander   or      Lawrence Weber
                                       PRESIDENT, NDCA        PRESIDENT, PORTEC